Katten
KattenMuchinRosenman LLP

575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.6400 fax Peter J. Shea peter.shea@kattenlaw.com 212 940-6447 direct 212 894-5724 fax

December 10, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C.  20549

FocusShares Trust
Amendment No. 19 to Form N-1A Filing pursuant to Rule 485(a)(2)
Registration Nos.: 333-146327 & 811-22128

Dear Sir or Madam:

On behalf of our client, the FocusShares Trust (the “Trust”), we are filing with this correspondence Amendment No. 19 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) to the Trust’s registration statement on Form N-1A concerning the registration pursuant to Rule 485(a)(2) under the 1933 Act of the following fifteen new series of the Trust:

Focus Morningstar US Market Index ETF;
Focus Morningstar Large Cap Index ETF;
Focus Morningstar Mid Cap Index ETF;
Focus Morningstar Small Cap Index ETF;
Focus Morningstar Basic Materials Index ETF;
Focus Morningstar Communications Services Index ETF;
Focus Morningstar Consumer Cyclical Index ETF;
Focus Morningstar Consumer Defensive Index ETF;
Focus Morningstar Energy Index ETF;
Focus Morningstar Financial Services Index ETF;
Focus Morningstar Health Care Index ETF;
Focus Morningstar Industrials Index ETF;
Focus Morningstar Real Estate Index ETF;
Focus Morningstar Technology Index ETF; and
Focus Morningstar Utilities Index ETF.

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6304 if you have any questions or comments with respect to the Amendment filing.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc (w/ encl(s)):	Mr. James O’Connor
Mr. Erik Liik
Mr. Karl-Otto Hartman
Mr. Drew Dennison
Ms. Kathleen Moriarty

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